Synergy Advisors Group, LLC dba Synergy Advisors, LLC
Report Pursuant to Rule 17a-5 (e)
Financial Statement
For the Year Ended December 31, 2024

This report is filed in accordance with rule 17a-5(e)(3) Under the Securities Exchange Act of 1934 as a PUBLIC document.

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SEC FILE NUMBER
8-66114

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/24 (MM/DD/YY) AND ENDING 12/31/24 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: SYNERGY ADVISORS GROUP, LLC DBA SYNERGY ADVISORS, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

880 APOLLO STREET SUITE 230
(No. and Street)

EL SEGUNDO	CA	90245
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Robert M. Maggiacomo	(310) 414-3200	bob@synergyadvisorsllc.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

DCPA
(Name – if individual, state last, first, and middle name)

2121 Avenue of the Stars #800	Century City	California	90067
(Address)	(City)	(State)	(Zip Code)

9/15/2020	6567
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert M. Maggiacomo _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of SYNERGY ADVISORS GROUP, LLC DBA SYNERGY ADVISORS, LLC _____, as of 12/31 _____, 2 024 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

See Attached Certificate

Signature: Robert M. Maggiacomo

Title: Managing Partner

Notary Public

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

CALIFORNIA JURAT **GOVERNMENT CODE § 8202**

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California

County of Los Angeles

Subscribed and sworn to (or affirmed) before me on

this 13 day of February, 2025, by
Date *Month* *Year*

(1) Robert M. Maggiacomo

(and (2) ____________________),
Name(s) of Signer(s)

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

D. T. CHAPA
Notary Public - California
Los Angeles County
Commission # 2436480
My Comm. Expires Jan 30, 2027

Signature [signature]
Signature of Notary Public

Place Notary Seal and/or Stamp Above

OPTIONAL

Completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: Annual Reports Form X-17A-5 part III

Document Date: February 13, 2025 Number of Pages: ____________

Signer(s) Other Than Named Above: ____________

©2019 National Notary Association



2121 AVE OF THE STARS #800
CENTURY CITY, CA 90067

424-253-1212
AUDIT@DCPAPRO.COM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and the Members of Synergy Advisors Group, LLC dba Synergy Advisors, LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Synergy Advisors Group, LLC dba Synergy Advisors, LLC (the "Company") as of December 31, 2024, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2024 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.



DCPA
We have served as the Company's auditor since 2022.
Century City, California
February 13, 2025

Synergy Advisors Group, LLC dba Synergy Advisors, LLC
Statement of Financial Condition
December 31, 2024

Assets

Cash	$	93,762
Accounts receivable		21,866
Prepaid expenses and other assets		13,728
Right of Use Asset - office		5,456
Total assets	$	**134,812**

Liabilities and Members' Equity

Liabilities

Accounts payable and accrued expenses	$	23,881
Other taxes payable		300
Lease Liability - office		5,456
Total liabilities		**29,637**

Commitments and contingencies

Members' equity

Members' equity		105,175
Total members' equity		**105,175**
Total liabilities and members' equity	$	**134,812**

The accompanying notes are an integral part of these financial statements

Note 1:   GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Synergy Advisors Group, LLC dba Synergy Advisors, LLC (the "Company") was organized according to the laws of the State of Delaware on July 31, 2003 and has been registered to do business in the State of California. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934, a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC").

The Company is engaged in business as a securities broker-dealer, specifically as an investment banking advisory boutique focused on providing advisory services to companies and financial buyers relating to mergers and acquisitions (buy-side, sell-side, and valuations), corporate finance matters (capital structure and financing alternatives), as well as agenting private placements financings. Although the Company works with clients in various industries, it has a focus in the various health care, life science and IT/BPO sectors.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

The Company's revenues include retainer, success fees and other fee income. In each case, revenue is recognized in accordance with ASC Topic 606, Revenue from Contracts with Customers. Generally, this first involves the identification of the revenue amount, or transaction price; and its allocation among the required performance obligations; all as set forth in the terms of the engagement agreement. Then, revenue is recognized when earned on this basis, meaning the revenue amount is fixed or reasonably determinable; collection is probable; and the associated performance obligations are completed. Accordingly, success fees are typically recorded as of the transaction date. Retainer fees are non-refundable and recorded as the required services are performed. Other fee income is recorded as earned from on-going business agreements. Other fee income is subject to material variables; therefore, uncertain for estimating in advance. There were no open contracts at December 31, 2024.

Commission expense is recorded in the same period as the associated revenue.

Accounts receivable are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial. The balance for the year ended December 31, 2024 is due from a single client.

Property and equipment are stated at cost net of accumulated depreciation, computed using the straight-

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

line method. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized.

Note 2: PROPERTY AND EQUIPMENT, NET

Property and equipment are summarized by major classification as follows:

		Useful Life
Office equipment	$ 9,163	5
Total cost of property and equipment	9,163	
Less: accumulated depreciation	(9,163)	
Property and equipment, net	$ 0	

Depreciation expense for the year ended December 31, 2024 was $0 since all property and equipment had been previously fully depreciated.

Note 3: INCOME TAXES

The Company, with the consent of its Members, has elected to be a Limited Liability Company. For Federal Income Tax purposes the Company is treated like a partnership, therefore in lieu of business income taxes, the Members are taxed on the Company's taxable income. Accordingly, no provision or liability for Federal Income Taxes is included in these financial statements.

In addition to minimal Delaware LLC fees, the Company is subject to a California limited liability company gross receipts fee, with a minimum franchise tax. The Company elected to take advantage of the California Pass through Entity Tax ("PTE"). This permits the Company to pay an entity level tax on pass-through income and treat the elective tax as a tax on the PTE. During the year ended December 31, 2024, the Company elected to pay PTE tax for its members.

Note 4: LEASE

The Company is a lessee in a non-cancelable operating lease for office space subject to ASC 842. The lease agreement contains a termination option for lessee upon 90 days notice after January 31, 2025, but does not include other restrictive financial or other covenants.

The components of lease cost for the year ended December 31, 2024, are as follows:

Operating lease cost	$74,925
Variable lease cost	-
Total operating lease cost	$74,925

Amounts reported in the Statement of Financial Condition as of December 31, 2024 are as follows:
Operating lease:

Right-of-use asset	$5,456
Lease liability	$5,456

Future minimum lease payments under the non-cancelable operating lease as of December 31, 2024, are as follows:

2025	$5,865
Total undiscounted lease payments	$5,865

The discount rate used for the lease present value calculation is its incremental borrowing rate ("IBR") of 0% at the lease's commencement date.

Subsequent to the year ended December 31, 2024, the Company has a short-term lease and is not subject to ASC 842.

Note 5. GUARANTEES

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of indebtedness of others.
The Company has issued no guarantees at December 31, 2024 or during the year then ended.

Note 6: COMMITMENTS AND CONTINGENCIES

The Company had no commitments, no contingent liabilities and had not been named as defendant in any lawsuit at December 31, 2024 or during the year then ended.

The Company's business at any point in time is typically concentrated in a small number of engagements. Its business model is dependent on securing an ongoing flow of generally nonrecurring engagements and closing the associated transactions.

Note 7: RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepting accounting principles ("GAAP") recognized by the FASB. The principles embodies in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASU's").

For the year ending December 31, 2024, various ASU's issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

Note 8: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2024, the Company had net capital of $69,581 which was $64,581 in excess of its required net capital of $5,000; and the Company's ratio of aggregate indebtedness ($24,181) to net capital was 0.35 to 1, which is less than the 15 to 1 maximum allowed.

Note 9: SUBSEQUENT EVENTS

The Company has evaluated events and transactions after the date of the Statement of Financial Condition through the date the financial statements were available for issuance. There have been no other such events that require recording or disclosure in the financial statements.

Note 10: SEGMENT REPORTING

The Company follows Accounting Standards Update 2023-07 - Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures ("ASU 2023-07"), which expands reportable segment information by requiring companies to disclose, on an annual and interim basis, significant reportable segment expenses that are regularly provided to the Chief Operating Decision Maker ("CODM") and included within each reported measure of a segment's profit or loss. ASU 2023-07 also requires disclosure of the title and position of the individual identified as the CODM and an explanation of how the CODM makes decisions about allocating resources to segments and evaluating performance.

The Company conducts its business activities and reports financial results as a single reportable brokerage services segment. The CODM makes decisions about allocating resources and assessing performance in a manner consistent with the way the Company operates its business and presents their financial results. The nature of business and accounting policies of the brokerage services segment are the same as described in the description of business and summary of significant accounting policies notes.